Exhibit 18

March 1, 2011

Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

Dear Sirs/Madams:

We have audited the consolidated financial statements of Cedar Fair, L.P. and subsidiaries (the “Partnership”) as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 1, 2011, which expresses an unqualified opinion. Note 4 to such consolidated financial statements contains a description of your adoption, during the year ended December 31, 2010, of the change in the date for the annual impairment test for goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

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